EXHIBIT 99.18

Pro V2 Deployments Avert Burglaries and Violent Assaults

Private Security Company and Healthcare Facility Assert Successful De-escalations of Three Separate Incidents Using Guardian 8's Pro V2 Device

SCOTTSDALE, AZ--(Marketwired - September 03, 2015) - Guardian 8 Corporation, the wholly owned operating subsidiary of Guardian 8 Holdings (OTCQB: GRDH), a leading provider of Enhanced Non-Lethal (ENL) defense technologies, today announced that its Pro V2 device was utilized by private security officers in Texas and healthcare security staff in Ohio to successfully de-escalate and document three different and potentially violent incidents.

The first incident involved security officers working for Platinum Event Services, Inc., a Dallas-based security firm. The officers used their Pro V2 devices to thwart a burglary attempt at the site of the now-closed Prime Prep Academy in Dallas (a Texas charter school co-founded by former Dallas Cowboy's star Deion Sanders). The perpetrator intentionally crashed through a locked gate on the property with his vehicle. The security officers began documenting the scene with their Pro V2s and, upon contacting the driver of the vehicle, deployed the device's disorienting strobe and siren. At the same time, the officers were able to initiate the two-way communication feature on the device so they could request assistance through their supervisor. No injuries were reported and the subject was detained using the Pro V2 until authorities arrived to take the individual into custody.

Steve Cochennet, CEO of Guardian 8 stated, "The Pro V2 served as the perfect intermediate tool for the situation at hand. If these officers had nothing on their belts, they would have been forced to potentially get hands-on with the trespasser who already demonstrated aggressive and unreasonable behavior by crashing his vehicle through a locked gate. Someone could have easily been injured in that situation. "

A second incident involved two officers from the same Dallas-based security company. The officers were assigned to patrol large parking lots outside of a stadium where a major league soccer tournament was taking place. The officers noticed multiple subjects acting suspiciously and looking into car windows in the parking lot, so they suspected that the subjects were intending to burglarize some of the parked vehicles. The officers approached the subjects and provided verbal commands for them to leave the premises. When the subjects refused, the officers drew their Pro V2 Enhanced Non-Lethal devices and activated the unit's laser spotter and audio and video recording capabilities. Once notified that their actions were being recorded, the subjects departed the area without further incident.

Regarding this incident, Cochennet added, "The fact that the subjects failed to obey the officers' initial commands shows that the security officers' presence alone was not enough to deter them. When the Pro V2 was deployed and the subjects knew they were being recorded, compliance was gained and the situation was de-escalated. This illustrates why it is so important for private security officers to have non-lethal and documentation tools at their disposal."

Joe Mata, President of Platinum Event Services, said that the Pro V2, "Has been a game-changer for our guys." He added, "This new technology makes sense for our clients financially in reducing the costs associated with managing their risk as well the risks to our company and our employees. The 24-hour day-to-day mission in the security business is to reduce risks and eliminate threats. This incredible defense tool allows us to do that and more at a surprising low cost."

In the third incident, the Pro V2 successfully protected its user and others from harm during a confrontation with an aggravated and aggressive subject at a healthcare facility in Ohio. According to a source at the healthcare facility, an intoxicated subject came into the Emergency Room area to visit a patient. The subject was behaving in a disorderly manner and began approaching a nurse while screaming at her. A security officer who was in the area at the time attempted to physically restrain the visitor. In the process of trying to remove the subject from the area, a struggle ensued.

The officer recognized trying to physically restrain the intoxicated subject wasn't working, so he disengaged from the visitor and drew his Pro V2 device. He immediately activated the unit to Level 1, deploying the laser spotter and engaging the audio/video recording capability of the unit. Upon realizing his actions were being recorded, the visitor ceased his aggressive behavior and obeyed the officer's verbal commands to leave the premises.

As the source from the healthcare facility relayed to Guardian 8, "The G8 Pro V2 did its intended job and de-escalated a potentially violent situation."

There were no reported injuries to any parties involved and no indication that a complaint or possible excessive force claims would come from the intoxicated subject.

Eric Myers, Training Headmaster of Guardian 8, stated, "This is yet another story that proves the Pro V2's effectiveness in its target markets. On top of the successful deployment stories from the private security group in Texas, we now have a successful deployment story from a healthcare facility. These stories validate our claims about the Pro V2 and give us real-world deployments to discuss in training."

About Guardian 8 Holdings
Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corporation, is the developer and manufacturer of the Pro V2, an enhanced ENL response to threats that revolutionizes how companies keep workplaces safe and mitigate risk. The Pro V2 is a defensive device that provides any operator with non-lethal means to protect themselves and others, allowing time for law enforcement response, while initiating communication and incident recording. The Pro V2 is an intermediate option for response to aggressive subjects, developed as a solution for security professionals seeking a flexible tool with a layered defense approach. Guardian 8 was awarded the "Campus Safety BEST Award" for 2014 in the personal gear and equipment category, one of "Ten Companies to Watch" in March 2014 by the Phoenix Business Journal, and an ASIS Accolades Award for "Security's Best." To learn more about the company and its personal protection product line, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

About Platinum Event Services, Inc.
Platinum Event Services, Inc., dba Platinum Security and Consulting, is an MBE company with its Corporate Headquarters located in Dallas, Texas, USA. Platinum provides security staffing & event services, as well as sophisticated security systems, to Fortune 500 and regional companies, organizations, concert & entertainment venues, sporting events and commercial & government properties throughout the US. In addition, Platinum exhibits an enhanced menu of security services, including consulting services, security technology services, and training services, which extends a "value-add" to the clientele it serves. Through its method of "bundled services," Platinum allows its clients to determine the right mix of technical systems and security personnel -- integrating all security services under one security solution, offering a merged set of services at a reduced cost. Platinum provides Security and Crowd Management staffing services, for many of the largest facilities in Texas. Platinum is the premier choice for event staffing services. Platinum strives to exceed the expectations of its clients, and to exceed the level of professionalism, expertise, and service of its competitors. For more information, please go to http://www.platinumesi.com to discover all services offered.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from successful deployments of the Pro V2 in the field; actual international or domestic sales revenue to be derived from the Pro V2 device; Guardian 8's and its subsidiaries business prospects; the ability of Guardian 8 to execute its business plan; benefits of the G8 Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Media Contact:

Dan Hill
7432 E Tierra Buena Ln, Suite 102
Scottsdale, AZ 85260
dan@guardian8.com
(480)426-1005

Investor Contact:

Will Grove
7432 E Tierra Buena Ln, Suite 102
Scottsdale, AZ 85260
will@guardian8.com
(480)426-1014